

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 21, 2017

Via E-mail
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

> **Re:** **PQ Group Holdings Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 19, 2017**
> **File No. 333-218650**

Dear Mr. Koscinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 20

1. We note your disclosure of pro forma loss per share for the year ended December 31, 2016 on page 22. In order to clarify what this amount represents and how it is calculated, please more appropriately label it and revise your disclosures on page 63 to present a pro forma loss per share amount for the column "pro forma for the business combination".

Capitalization, page 57

2. We read footnote (a) on page 58; however, it does not appear that the Accumulated Deficit has been adjusted as described. Please revise.

Joe Koscinski
PQ Group Holdings Inc.
September 21, 2017
Page 2

Unaudited Pro Forma Financial Information of PQ Group Holdings, page 62

3. Refer to note (16) on page 69 and note (3) on page 71. Please revise your disclosures to clarify that because the pro forma disclosures for the offering assume all proceeds will be used to repay outstanding debt the related pro forma earnings (loss) per share data gives effect to all shares that will be issued in the offering.

Consolidated Financial Statements
PQ Group Holdings Inc. (Annual and Interim)

4. Refer to pages F-3 and F-4. Prior to effectiveness, please provide an amendment that includes signed auditors' reports and consents.

5. We note financial statements (balance sheets and statements of stockholders' equity) and note disclosures (stock-based compensation) that are presented on a pre-split and pre-reclassification basis. It appears to us that all share and pre-share disclosures in your filing should be retro-actively revised for the split and reclassification prior to effectiveness. This comment is also applicable to disclosures under Executive and Director Compensation.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Craig E. Marcus, Esq.